UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 1)


                    Kiwa Bio-Tech Products Group Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    49834X106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    Kiwa Bio-Tech Products Group Corporation
                        17700 Castleton Street, Suite 589
                       City of Industry, California 91748
                         Attention: Corporate Secretary


                                 With a copy to:


                             V. Joseph Stubbs, Esq.
--------------------------------------------------------------------------------
                         Stubbs Alderton & Markiles, LLP
                       15821 Ventura Boulevard, Suite 525
                            Encino, California 91436
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 22, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

CUSIP No. 49834X106                SCHEDULE 13D                Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        InvestLink (China) Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        -10,062,088- (See Response to Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        -10,062,088- (See Response to Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,062,088 (See Respone to Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.8% (See Response to Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 49834X106                SCHEDULE 13D                Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Da-chang Ju

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        People's Republic of China

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        -10,062,088- (See Response to Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        -10,062,088- (See Response to Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,062,088 (See Response to Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This amendment to Schedule 13D amends the Schedule 13D dated March 25, 2004 (the "13D").

         This amendment to Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Kiwa Bio-Tech Products Group Corporation, a Utah corporation, formerly known as Tintic Gold Mining Company (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Company is 17700 Castleton Street, Suite 589, City of Industry, California 91748.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Statement is hereby filed by InvestLink (China) Limited, a British Virgin Island corporation formerly known as Peace Land Venture Ltd. ("InvestLink") and Da-chang Ju ("Ju", and together with InvestLink, the "Reporting Persons").

(b) The business address of InvestLink is c/o Kiwa Bio-Tech Products Group Corporation, 17700 Castleton Street, Suite 589, City of Industry, California 91748.

         The  business  address  of Ju  is  c/o  Kiwa  Bio-Tech  Products  Group
Corporation, 17700 Castleton Street, Suite 589, City of Industry, California 91748.

(c)      InvestLink   is  primarily   engaged  in  the  business  of  technology
investment and services. Ju's present principal occupation is a director of the Company.

(d) During the last five years, neither InvestLink nor Ju has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither InvestLink nor Ju was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either InvestLink or Ju being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      Ju is a citizen of the People's Republic of China.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 15, 2004, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of March 11, 2004, by and among Tintic Gold Mining Company, a Utah corporation ("Tintic"), TTGM Acquisition Corporation, a Utah corporation and wholly-owned subsidiary of Tintic ("Merger Sub"), and Kiwa Bio-Tech Products Group Ltd., a company governed under the laws of the British Virgin Islands ("Kiwa"), Merger Sub merged with and into Kiwa (the "Merger"). Each share of Kiwa common stock was converted into 1.5445839 shares of Tintic Common Stock, with Kiwa surviving as Tintic's wholly-owned subsidiary. The merger resulted in a change of control of Tintic, with former Kiwa shareholders owning approximately 89% of Tintic on a fully diluted basis. A copy of the Merger Agreement was filed as EXHIBIT A to the 13D. Prior to the Merger, the Reporting Persons held 1,000,000 shares of Kiwa, which were converted into 1,544,584 shares of Tintic Common Stock at the closing of the Merger. In addition, the Reporting Persons were issued 408,438 shares of Tintic Common Stock at the closing of the Merger as custodian for Gui-Sheng Chen. Prior to the Merger, the 408,434 shares of the Common Stock equated to approximately 264,432 shares of Kiwa.

         Subsequent to the Merger, Tintic changed its name to Kiwa Bio-Tech Products Group Corporation and effected a 4-for-1 stock split. The 1,544,584 shares of Tintic Common Stock held by the Reporting Persons were converted into 6,178,336 shares of the Common Stock. The 408,438 shares of Tintic Common Stock held by the Reporting Persons as custodian for Gui-Sheng Chen were converted into 1,633,752 shares of the Common Stock. In addition, as of April 22, 2004, the Reporting Persons were issued an additional 2,250,000 shares of the Common Stock as custodian for Gui-Sheng Chen.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons acquired the Common Stock pursuant to the Merger. The Reporting Persons have no plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) InvestLink directly owns 6,178,336 shares of the Common Stock, and 3,883,752 shares of the Common Stock as custodian for Gui-Sheng Chen, or approximately 28.8% of the Common Stock based on a total of 34,930,248 shares of the Common Stock outstanding as of March 29, 2004. Ju is a principal shareholder of InvestLink and may be deemed to beneficially own such shares. Ju disclaims beneficial ownership in all shares held by InvestLink except to the extent of his pecuniary interest therein.

(b) InvestLink is a British Virgin Islands corporation of which Ju is a principal shareholder. InvestLink has the sole power to vote or direct the vote and dispose or direct the disposition of 10,062,088 shares of the Common Stock. Ju may be deemed to beneficially own such shares. Ju disclaims any beneficial ownership in shares of the Company's stock held by InvestLink except to the extent of his pecuniary interest therein.

(c) Other than the transactions associated with the Merger and the stock split outlined in this Information Statement, the Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. The Power of Attorney is attached hereto as Exhibit A.

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    April 26, 2004

                           INVESTLINK (CHINA) LIMITED,
                           a British Virgin Islands corporation


                           By:  /s/ James Nian Zhan
                                -------------------------------
                           Name: James Nian Zhan, as attorney-in-fact for
                                 Da-chang Ju




                           By:  /s/ James Nian Zhan
                                -------------------------------
                           Name: James Nian Zhan, as attorney-in-fact for
                                 Da-chang Ju

                                                                       EXHIBIT A

                               POWER OF ATTORNEY

         The undersigned hereby constitutes and appoints James Nian Zhan as the undersigned's true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Tintic Gold Mining Company, a Utah corporation (the "COMPANY"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and the rules thereunder and Schedules 13D and 13G in accordance with Regulation 13D of the Exchange Act;

         (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 or Regulation 13D of the Exchange Act.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D and 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18th day of March, 2004.

                                     /s/ Da-chang Ju
                                     ------------------------------
                                     Signature

                                     Da-chang Ju
                                     ------------------------------
                                     Print Name